UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Attitude Drinks Incorporated
(Name of Issuer)

Common Stock  $.001  par value
(Title of Class of Securities)

049838204
(CUSIP Number)

Roy G. Warren
c/o
Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d–1(e), 13d–1(f) or 13d–1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.: 049838204

(1)           Name of Reporting Persons: Roy G. Warren
 I.R.S. Identification No. of above persons (entities only)

(2)           Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) ☐
(b) ☐

(3)           SEC Use Only

(4)           Source of Funds (See Instructions)                                                                           OO

(5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)           Citizenship or Place of Organization                                                                                     United States

Number of	(7) Sole Voting Power:	59,568,299 shares*
Shares
Beneficially
Owned by	(8) Shared Voting Power:	3,996 shares *
Each
Reporting
Person	(9) Sole Dispositive Power:	59,568,299 shares*
With

	(10) Shared Dispositive Power:	3,996 shares *

(11)           Aggregate Amount Beneficially Owned by Each Reporting Person    59,572,295 shares *

(12)           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐

(13)           Percent of Class Represented by Amount in Row (11) 73.53%**

(14)           Type of Reporting Person (See Instructions)                                                                                                IN

*Mr. Warren directly owns 5,120,816 shares of common stock and may be deemed to indirectly own 3,996 shares held by family members. Based on the treatment of convertible securities under Rule 13d-3(d), Mr. Warren may also be deemed the beneficial owner of 54,447,483 shares of common stock, underlying 9,000,000 shares of Series A Convertible Preferred Stock (convertible under the terms and conditions thereof into 54,000,000 shares of common stock) and options to purchase 447,483 shares of common stock.

**Based on 26,573,585 shares of common stock outstanding as of January 24, 2011 and assuming conversion by Mr. Warren of Series A Preferred and stock options into 54,447,483 shares.

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CUSIP NO.: 049838204

ITEM 1.  Security and Issuer

Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237

Common stock, $.001 par value

ITEM 2.  Identity and Background

(a)-(c)

Roy G. Warren
c/o
Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237

Mr. Warren is the CEO and a director of Attitude Drinks Incorporated.

(d)-(e) During the last five years, the reporting person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Warren is a U.S. Citizen.

ITEM 3. Source and Amount of Funds or Other Consideration

On December 29, 2010, Mr. Warren gifted 3,600,000 shares of common stock.

ITEM 4. Purpose of Transaction

Please see the disclosure in Item 3.

ITEM 5.  Interest in Securities of The Issuer

(a) Mr. Warren owns 5,120,816 shares of common stock and may be deemed the beneficial owner of 3,996 shares of common stock held by family members, 9,000,000 shares of Series A Convertible Preferred Stock and options to purchase 447,483 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014. Based on the treatment of convertible securities under Rule 13d-3(d), Mr. Warren may be deemed the beneficial owner of 73.53% of the Company’s common stock outstanding based on 26,573,585 shares of common stock outstanding at January 24, 2011 and assuming exercise of stock options and conversion of Series A into 54,447,483 shares.

(b)  Mr. Warren has sole voting and disposition power over 5,120,816 shares of the Company’s common stock and 9,000,000 shares of Series A Convertible Preferred Stock and options to purchase 447,483 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014. Mr. Warren may be deemed to have indirect beneficial ownership of 3,996 shares held by family members.

(c) Please see Item 3.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Mr. Warren is subject to lock-up arrangements on the sale of his shares pursuant to subscription agreements entered into by the Company for a period of 24 months from the date thereof.

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ITEM 7. Material To Be Filed as Exhibits

Exhibit 1-Form of Lock-Up Agreement (Roy Warren) (1)

(1) Incorporated by reference to Exhibit E3 of Exhibit 10.24 of the Company’s Current Report on Form 8-K dated January 21, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2011

/s/Roy G. Warren_____________
Name/Title:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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